February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (800)762-7409

Henry L. Meyer, III
Chief Executive Officer
Keycorp
127 Public Square
Cleveland, OH 44114-1306

  Re: **Keycorp**
    Definitive 14A
    Filed March 21, 2007
    File No. 01-11302

Dear Mr. Meyer:

  We have reviewed your February 7, 2008 response to our comments of January 14, 2008. Without more detail, we cannot agree or disagree with your conclusion that there is an appropriate basis to exclude your performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

  If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

        Sincerely,

        Christian N. Windsor
        Special Counsel